GEOVAX LABS, INC.
1900 Lake Park Drive
Suite 380
Smyrna, Georgia 30080
Telephone: (678) 384-7220
Facsimile: (678) 384-7281
www.geovax.com
March 5, 2010
VIA FACSIMILE AND EDGAR
Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	GeoVax Labs, Inc.
Preliminary Proxy Statement on Schedule 14A, Amendment No. 1
(SEC File No. 000-52091)
Dear Mr. Riedler:
     On behalf of GeoVax Labs, Inc. (the “Company”), we file herewith Amendment No. 1 (“Amendment No. 1”) to the above-referenced Preliminary Proxy Statement on Schedule 14A and respond to the comments contained in your March 4, 2010 comment letter.
Preliminary Proxy Statement filed February 26, 2010.
Comment 1: Shares Reserved for Issuance. Please revise your disclosure to clearly indicate the number of shares currently reserved for issuance by the Company.
Response: The required information has been added to Amendment No. 1 as the new third and fourth paragraph under “Proposal to Amend the Certificate of Incorporation to Increase the Number of Shares of Authorized Stock- Purpose and Effect of the Increase in the Authorized Shares” (p. 5 of Amendment No. 1).
Comment 2: Authorized Shares. Please revise your disclosure to describe any plans, arrangements or understandings relating to the issuance of any of the newly authorized shares that would be available as a result of the proposed reverse stock split and the proposed increase in authorized shares, including the terms of any current financing plans. If you have no such plans, arrangements or understandings, please revise your disclosure to so state.
Response: The Company issued a press release on March 1, 2010 regarding a proposed capital raise. Information consistent with that press release has been added to Amendment No. 1 as the new sixth paragraph under the heading “Proposal to Amend the Certificate of Incorporation to Increase the Number of Shares of Authorized Stock- Purpose and Effect of the Increase in the Authorized Shares” (p. 5 of Amendment No. 1) We have also added a new last sentence to the fifth paragraph of that same subsection to specify the lack of other current plans, arrangements or understandings.

Mr. Jeffrey Riedler
March 5, 2010

Comment 3: Exchange Act Rule 13e-3. Please disclose the extent to which you have considered the implications of the reverse stock split to the Company in terms of Rule 13e-3 of the Securities Exchange Act of 1934. Please tell us how many shareholders will remain if the Board decides to enact a 1-for-50 reverse stock split. To the extent that a reverse stock split results in less than 300 remaining shareholders, you are required to file a Schedule 13e-3.
Response: One of the purposes of the proposed reverse stock is to make it possible to seek listing of the Company’s common stock on NASDAQ. If the reverse stock split is implemented at a ratio of 1-for-50, the Company will still have approximately 1200 stockholders of record, and is not subject to Rule 13e-3 of the Securities Exchange Act of 1934. The required disclosure has been added as the last sentence of the second paragraph under “Proposal to Approve an Amendment to our Certificate of Incorporation to Implement a Reverse Stock Split-Impact of the Reverse Stock Split if Implemented” (p. 8 of Amendment No. 1)
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in reviewing the filing does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.
     If you have any questions or comments with regard to the filing, please contact me at the above telephone number, or our counsel, T. Clark Fitzgerald III, of Womble Carlyle Sandridge & Rice, PLLC, at (404) 879-2455.
Thank you.

Sincerely, GEOVAX LABS, INC.
By:	/s/ Mark W. Reynolds
Mark W. Reynolds
Chief Financial Officer and Corporate Secretary

cc:	L. Crotty S. Hayes